UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

58.com Inc.

(Name of Issuer)

CLASS A ORDINARY SHARES**

AMERICAN DEPOSITARY SHARES

(Title of Class of Securities)

31680Q104***

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d - 1(b)

☐	Rule 13d - 1(c)

☐	Rule 13d - 1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	Not for trading, but only in connection with the registration of one American Depositary Share each representing two Class A ordinary shares.

***	This CUSIP number applies to the American Depositary Shares. No CUSIP has been assigned to the Class A ordinary shares

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 31680Q104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Genesis Asset Managers, LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 13,301,444 (See items 3 and 6)
	6	SHARED VOTING POWER 0 (See items 3 and 6)
	7	SOLE DISPOSITIVE POWER 15,153,054 (See items 3 and 6)
	8	SHARED DISPOSITIVE POWER 0 (See items 3 and 6)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,153,054 (See items 3 and 6)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.16†
12	TYPE OF REPORTING PERSON (See Instructions) HC / IA

†	Based on 245,924,871 of 58.com Class A ordinary shares of 58.com Inc. outstanding as of April 30, 2018.

CUSIP No. 31680Q104

Item 1 (a).	Name of Issuer:

58.com Inc.

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

Building 105, 10 Jiuxianqiao North Road Jia

Chaoyang District, Beijing 100015

People’s Republic of China

Item 2 (a).	Name of Persons Filing:

Genesis Asset Managers, LLP

Item 2 (b).	Address or Principal Business Office or, if None, Residence:

Genesis Asset Managers, LLP

Heritage Hall

Le Marchant Street

St. Peter Port

Guernsey GY1 4HY

Channel Islands

Item 2 (c).	Citizenship:

Delaware

Item 2 (d).	Title of Class of Securities:

Reference is made to page 1 of this Schedule 13G

Item 2 (e).	CUSIP Number:

Reference is made to page 1 of this Schedule 13G

Item 3.	Classification.

(g)(e) Genesis Asset Managers, LLP (“GAM”) is reporting on this Schedule 13-G for itself as a registered investment adviser and as the control person of Genesis Investment Management, LLP (“GIM”). GAM and GIM are both registered investment advisers.

Item 4.	Ownership:

(a) Amount Beneficially Owned: 15,153,054

(b) Percent of Class: 6.16%‡

‡	Based on 245,924,871 of 58.com Class A ordinary shares of 58.com Inc. outstanding as of April 30, 2018.

CUSIP No. 31680Q104

(c) Number of shares as to which GAM has:

(i)	Sole power to vote or direct the vote: 13,301,444

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 15,153,054

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class:

N/A

Item 6.	Ownership of More than Five Percent On Behalf of Another Person:

GAM provides investment advisory services on a discretionary basis to institutional investors and in-house pooled funds for institutional investors. GAM is the parent entity of GIM which provides sub-advisory services to GAM for the accounts of the institutional clients of GAM. In the aggregate, the client accounts managed by GAM hold more than 5% of the outstanding securities subject to this filing on Schedule 13-G. The Schedule 13-G filed by GAM includes a report filed by GIM, the sub-advisor to GAM.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Item 3 is incorporated by reference herein.

The address of GAM’s principal office and place of business is as follows:

Genesis Asset Managers, LLP

Heritage Hall

Le Marchant Street

St. Peter Port

Guernsey GY1 4HY

Channel Islands

Item 8.	Identification and Classification of Members of the Group:

N/A

Item 9.	Notice of Dissolution of Group:

N/A

CUSIP No. 31680Q104

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purposes of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired with or as a participant in any transaction having such purposes or effect.

CUSIP No. 31680Q104

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    January 25, 2019

GENESIS ASSET MANAGERS, LLP

By:	/s/ Christopher Ellyatt
Christopher Ellyatt
Partner